SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            Form 11-K


       [ X ]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1993

                               OR

       [     ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
       THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

Commission file number 33-39962

   A. Full title of the plan and the address of the plan, if different from that of the insurer named below:

               Watkins-Johnson Employees'
               Profit Sharing Investment Plan

   B. Name of insurer of the securities held pursuant to the plan and the address of its principal executive office:

               Watkins-Johnson Company
               3333 Hillview Avenue
               Palo Alto,  CA  94304

       1. Financial Statements for the Watkins-Johnson Employees' Profit Sharing Investment Plan as of December 31, 1993 and 1992 and for the years then ended and supplemental schedule for the year ended December 31, 1993 are contained in Exhibit 1 of this Annual Report.

       2. Consent of Deloitte and Touche independent auditors, is contained in Exhibit 2 of the Annual Report.

This Annual Report consists of 18 sequentially numbered pages.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                Watkins-Johnson Employees'
                                Profit Sharing Investment Plan



Date:   June 22, 1994           /s/   Scott G. Buchanan
                                --------------------------------
                                      Scott G. Buchanan
                                      Vice President and
                                      Chief Financial Officer

                            EXHIBIT 1

                      FINANCIAL STATEMENTS



     Financial statements prepared by Deloitte & Touche, independent auditors, follows on pages 4 through 16.

































                            Exhibit 1
                            Form 11-K

                    WATKINS-JOHNSON EMPLOYEES'
                 PROFIT SHARING INVESTMENT PLAN



                    FINANCIAL STATEMENTS AND
                     SUPPLEMENTAL SCHEDULES
                For the Years Ended December 31,
                        1993 and 1992 and
                  Independent Auditors' Report

    WATKINS-JOHNSON EMPLOYEES' PROFIT SHARING INVESTMENT PLAN

                        TABLE OF CONTENTS

- - --------------------------------------------------------------------


                                                             Page
                                                             ----
INDEPENDENT AUDITORS' REPORT                                  1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 1993 AND 1992 AND
   FOR THE YEARS THEN ENDED:

   Statements of Net Assets                                  2-3

   Statements of Changes in Net Assets                       4-5

   Notes to Financial Statements                             6-8

SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 1993
   AND FOR THE YEAR THEN ENDED:

   Schedule 1--Assets Held For Investment Purposes            9

   Schedule 2--Reportable Transactions                      10-11

INDEPENDENT AUDITORS' REPORT


The Administrative Committee, Watkins-Johnson
  Employees' Profit Sharing Investment Plan:

We have audited the accompanying statements of net assets of Watkins-Johnson Employees' Profit Sharing Investment Plan (the "Plan") as of December 31, 1993 and 1992, and the related statements of changes in net assets for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets of the Plan at December 31, 1993 and 1992, and the changes in its net assets for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules, listed in the foregoing table of contents, are presented for the purpose of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Theses supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

As discussed in Note 4 to the financial statements, the Plan changed its method of accounting for distributions to participants in 1992.




Deloitte & Touche
May 31, 1994

                           WATKINS-JOHNSON EMPLOYEES'
                         PROFIT SHARING INVESTMENT PLAN

                   STATEMENT OF NET ASSETS, DECEMBER 31, 1993

                                          Retirement                                                                 Watkins-
                                          Government     Fixed Income    Magellan       OTC        Balanced      Johnson Stock
                             Total       Money Market        Fund          Fund      Portfolio       Fund             Fund
                           --------      ------------    ------------    --------    ---------     --------      -------------
Assets:
 Cash and cash              $105,079                 -              -             -            -            -       $105,079
  equivalents
 Deposit contracts        50,241,350                 -    $50,241,350             -            -            -              -
                          ----------        ----------    -----------   -----------   ----------  -----------    -----------
    Total                 50,346,429                 -     50,241,350             -            -            -        105,079
                          ----------        ----------    -----------   -----------   ----------  -----------    -----------
 Investments (at fair
  value):
 Fidelity mutual funds    46,606,070        $2,440,515        934,526   $19,780,727   $5,788,756  $17,661,546              -
 Corporate stocks          1,403,035                 -              -             -            -            -      1,403,035
                          ----------        ----------    -----------   -----------   ----------  -----------    -----------
    Total                 48,009,105         2,440,515        934,526    19,780,727    5,788,756   17,661,546      1,403,035
                          ----------        ----------    -----------   -----------   ----------  -----------    -----------
 Receivables:
 Employer                  1,901,024           (31,900)       484,367       600,882      257,457      531,952         58,266
  contributions
 Interest and dividends        8,324                 -              -             -            -            -          8,324
                          ----------        ----------    -----------   -----------   ----------  -----------    -----------
    Total                  1,909,348           (31,900)       484,367       600,882      257,457      531,952         66,590
                          ----------        ----------    -----------   -----------   ----------  -----------    -----------
    Total Assets         100,264,882         2,408,615     51,660,243    20,381,609    6,046,213   18,193,498      1,574,704
                          ----------        ----------    -----------   -----------   ----------  -----------    -----------
Liabilities:
 Expenses payable              7,690               186          3,670         1,714          494        1,490            136
 Purchase of securities       30,240                 -              -             -            -            -         30,240
                          ----------        ----------    -----------   -----------   ----------  -----------    -----------
    Total Liabilities         37,930               186          3,670         1,714          494        1,490         30,376
                          ----------        ----------    -----------   -----------   ----------  -----------    -----------
Net Assets              $100,226,952        $2,408,429    $51,656,573   $20,379,895   $6,045,719  $18,192,008     $1,544,328
                          ----------        ----------    -----------   -----------   ----------  -----------    -----------
                          ----------        ----------    -----------   -----------   ----------  -----------    -----------

See notes to financial statements.

                           WATKINS-JOHNSON EMPLOYEES'
                         PROFIT SHARING INVESTMENT PLAN

                   STATEMENT OF NET ASSETS, DECEMBER 31, 1992

                                              U.S. Securities   Fixed Income                   Watkins-Johnson
                                 Total              Fund            Fund     General Fund         Stock Fund
                              -----------      --------------   -----------  ------------       --------------
Assets:
 Cash and cash equivalents    $33,477,666         $2,472,042     $1,490,251   $29,452,111           $63,262
 Deposit contracts             51,825,852                  -     51,825,852             -                 -
                              -----------         ----------     ----------   -----------          --------
    Total                      85,303,518          2,472,042     53,316,103    29,452,111            63,262
                              -----------         ----------     ----------   -----------          --------
 Investments (at market):
 Corporate debt securities         79,871                  -              -        79,871                 -
 Corporate stocks                 880,968                  -              -       130,650           750,318
                              -----------         ----------     ----------   -----------          --------
    Total                         960,839                  -              -       210,521           750,318
                              -----------         ----------     ----------   -----------          --------
 Receivables:
 Employer contributions           906,415             24,135        531,171       342,814             8,295
 Employee contributions            86,841              3,018         52,055        30,617             1,151
 Interest and dividends           446,867              6,090        374,034        60,287             6,456
                              -----------         ----------     ----------   -----------          --------
    Total                       1,440,123             33,243        957,260       433,718            15,902
                              -----------         ----------     ----------   -----------          --------
    Total Assets               87,704,480          2,505,285     54,273,363    30,096,350           829,482
                              -----------         ----------     ----------   -----------          --------
Liabilities:
 Expenses payable                  46,176                775          4,363        40,873               165
                              -----------         ----------     ----------   -----------          --------
    Total Liabilities              46,176                775          4,363        40,873               165
                              -----------         ----------     ----------   -----------          --------
Net Assets                    $87,658,304         $2,504,510    $54,269,000   $30,055,477          $829,317
                              -----------         ----------     ----------   -----------          --------
                              -----------         ----------     ----------   -----------          --------

See notes to financial statements.

                           WATKINS-JOHNSON EMPLOYEES'
                         PROFIT SHARING INVESTMENT PLAN

        STATEMENT OF CHANGES IN NET ASSETS, YEAR ENDED DECEMBER 31, 1993

                                                                                     Fidelity
                                           --------------------------------------------------------------------------------
                                                           Retirement
                                                           Government      Fixed
                                                              Money        Income      Magellan          OTC       Balanced
                                             Total            Market        Fund         Fund         Portfolio      Fund
                                           ----------        ---------   ----------   ----------      ---------   ----------
Change in Investment Options                        -        2,504,510   53,455,154   14,112,561      5,107,390   10,810,726
                                           ----------        ---------   ----------   ----------      ---------   ----------
Investment Earnings:
   Interest                                $4,577,173            6,654    4,568,386        2,133              -            -
   Dividends                                4,009,329           68,740            -    1,754,276        740,848    1,415,095
                                           ----------        ---------   ----------   ----------      ---------   ----------
      Total                                 8,586,502           75,394    4,568,386    1,756,409        740,848    1,415,095
                                           ----------        ---------   ----------   ----------      ---------   ----------
   Net appreciation (depreciation) in
   fair value of investments                2,343,744                -            -    1,615,530       (277,450)     767,878

   Trustee fees                               (54,038)            (772)     (15,400)     (17,313)        (5,865)     (14,160)
                                           ----------        ---------   ----------   ----------      ---------   ----------
      Total                                 2,289,706             (772)     (15,400)   1,598,217       (283,315)     753,718
                                           ----------        ---------   ----------   ----------      ---------   ----------
Total investments earnings                 10,876,208           74,622    4,552,986    3,354,626        457,533    2,168,813
                                           ----------        ---------   ----------   ----------      ---------   ----------
Contributions:
   Employer                                 1,901,024          (31,900)     484,367      600,882        257,457      531,952
   Employee                                 5,892,002          143,284    1,531,381    1,671,386        812,594    1,590,046
                                           ----------        ---------   ----------   ----------      ---------   ----------
      Total                                 7,793,026          111,384    2,015,748    2,272,268      1,070,051    2,121,998
                                           ----------        ---------   ----------   ----------      ---------   ----------
Total investment earnings and
contributions                              18,669,234          186,006    6,568,734    5,626,894      1,527,584    4,290,811
                                           ----------        ---------   ----------   ----------      ---------   ----------
Transfers between funds                             -          (81,012)  (5,125,004)   1,472,331       (314,741)   3,694,411

Distributions to participants              (6,100,586)        (201,075)  (3,242,311)    (831,891)      (274,514)    (603,940)
                                           ----------        ---------   ----------   ----------      ---------   ----------

Increase (decrease) in net assets          12,568,648        2,408,429   51,656,573   20,379,895      6,045,719   18,192,008
                                           ----------        ---------   ----------   ----------      ---------   ----------
Net assets, January 1                      87,658,304                -            -            -              -            -
                                           ----------        ---------   ----------   ----------      ---------   ----------
Net assets, December 31                  $100,226,952       $2,408,429  $51,656,573  $20,379,895     $6,045,719  $18,192,008
                                           ----------        ---------   ----------   ----------      ---------   ----------
                                           ----------        ---------   ----------   ----------      ---------   ----------

(Continuation of table)
                                                 ----------------------------------------------------------------
                                                    Watkins-
                                                    Johnson           U.S.            Fixed
                                                     Stock         Securities         Income           General
                                                      Fund            Fund             Fund              Fund
                                                    --------       ----------      -----------       ------------
Change in Investment Options                               -        (2,504,510)     (53,455,154)      (30,030,677)
                                                    --------        ----------      -----------       -----------
Investment Earnings:
   Interest                                                -                 -                -                 -
   Dividends                                          30,370                 -                -                 -
                                                    --------        ----------      -----------       -----------
      Total                                           30,370                 -                -                 -
                                                    --------        ----------      -----------       -----------
   Net appreciation (depreciation) in
   fair value of investments                         237,786                 -                -                 -

   Trustee fees                                         (528)                -                -                 -
                                                    --------        ----------      -----------       -----------
      Total                                          237,258                 -                -                 -
                                                    --------        ----------      -----------       -----------
Total investments earnings                           267,628                 -                -                 -
                                                    --------        ----------      -----------       -----------
Contributions:
   Employer                                           58,266                 -                -                 -
   Employee                                          143,311                 -                -                 -
                                                    --------        ----------      -----------       -----------
      Total                                          201,577                 -                -                 -
                                                    --------        ----------      -----------       -----------
Total investment earnings and
contributions                                        469,205                 -                -                 -
                                                    --------        ----------      -----------       -----------
Transfers between funds                              354,015                 -                -                 -

Distributions to participants                       (108,209)                -         (813,846)          (24,800)
                                                    --------        ----------      -----------       -----------
Increase (decrease) in net assets                    715,011        (2,504,510)     (54,269,000)      (30,055,477)
                                                    --------        ----------      -----------       -----------
Net assets, January 1                                829,317         2,504,510       54,269,000        30,055,477
                                                    --------        ----------      -----------       -----------
Net assets, December 31                           $1,544,328                 -                -                 -
                                                    --------        ----------      -----------       -----------

See notes to financial statements.

                           WATKINS-JOHNSON EMPLOYEES'
                         PROFIT SHARING INVESTMENT PLAN

         STATEMENT OF CHANGE IN NET ASSETS, YEAR ENDED DECEMBER 31, 1992

                                                                U.S. Securities    Fixed Income                    Watkins-Johnson
                                                    Total              Fund           Fund          General Fund      Stock Fund
                                                   ---------     --------------    ------------     ------------   ---------------
Investment Earnings:
 Interest                                          $4,915,737          $113,397     $4,377,780          $422,091         $2,469
 Dividends                                            410,235                 -              -           387,377         22,858
                                                   ----------          --------     ----------        ----------       --------
    Total                                           5,325,972           113,397      4,377,780           809,468         25,327
                                                   ----------          --------     ----------        ----------       --------
Net appreciation (depreciation) in fair             1,201,702                 -              -         1,021,367        180,335
 value of investments
Trustee and investment fees                         (382,517)           (3,998)       (38,285)         (339,680)          (554)
                                                   ----------          --------     ----------        ----------       --------
    Total                                             819,185           (3,998)       (38,285)           681,687        179,781

    Total investment earnings                       6,145,157           109,399      4,339,495         1,491,155        205,108

Contributions:
 Employer                                             906,415            24,135        531,171           342,814          8,295
 Employee                                           4,573,180           121,771      2,679,941         1,729,616         41,852
                                                   ----------          --------     ----------        ----------       --------
    Total contributions                             5,479,595           145,906      3,211,112         2,072,430         50,147
                                                   ----------          --------     ----------        ----------       --------
Total investment earnings and contributions        11,624,752           255,305      7,550,607         3,563,585        255,255
                                                   ----------          --------     ----------        ----------       --------
Transfers between funds                                     0       (1,361,981)      1,350,404          (60,130)         71,707

Distributions to participants                     (8,798,727)         (284,732)    (5,699,771)       (2,777,077)       (37,147)
                                                   ----------          --------     ----------        ----------       --------
Increase (decrease) in net assets                   2,826,025       (1,391,408)      3,201,240           726,378        289,815

Net assets, January 1                              83,327,903         3,826,921     49,955,447        29,006,719        538,816
Change in accounting for distributions              1,504,376            68,997      1,112,313           322,380            686
 (Note 4)
                                                   ----------          --------     ----------        ----------       --------
Net assets, December 31                           $87,658,304        $2,504,510    $54,269,000       $30,055,477       $829,317
                                                   ----------          --------     ----------        ----------       --------
                                                   ----------          --------     ----------        ----------       --------

See notes to financial statements.

                            WATKINS-JOHNSON COMPANY
                   EMPLOYEES' PROFIT SHARING INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS



1. DESCRIPTION OF PLAN

   The  Watkins-Johnson Employees' Profit Sharing Investment Plan  (the  Plan)
   was created by Watkins-Johnson Company effective January 1, 1967. The Plan, amended as of January 1, 1991, conforms to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA), and is in compliance with the Tax Reform Act of 1986. The Plan provides for Company contributions based on profits and voluntary contributions by employees. In addition, on April 1, 1983, Watkins-Johnson Company established the Salary Deferral Plan, known as a 401(k) Plan in reference to the Internal Revenue Code Section 401(k).

   Employees of Watkins-Johnson Company on a U.S. payroll are generally eligible to participate upon one year of service.

   Participant contributions are fully vested. Company contributions generally begin to vest after three years of employee service and become fully vested after seven years of service or upon retirement, death or permanent disability. In the event of Plan termination, the value of participants' accounts would immediately vest 100%.

   The Fidelity Retirement Government Money Market Portfolio invests in obligations issued or guaranteed as to principal and interest by the U.S. Government, its agencies or instrumentalities, and in repurchase agreements secured by these obligations.

   The Fixed Income Fund principally consists of the following deposits for unsecured contracts with a fixed interest rate:

                                               1993            1992
                                            -----------    -----------
    Bankers Trust Company,interest at
    8.48%, matures in June 1995             $13,440,245     $12,857,378

    Commonwealth Life Insurance
    Company, interest at 7.44%,
    matures in June 1993                              -       4,121,343

    Continental Assurance
    Company, interest at 7.72%,
    matures in June 1994                      4,406,787       4,246,593

    Life Insurance Company of
    Virginia, interest at 9.70%,
    matures in June 1993                              -       4,476,629

    Life Insurance Company of
    Virginia, Interest at 9.43%,
    matures in June 1994                      4,487,895       4,251,457

    Metropolitan Life Insurance
    Company, interest at 9.59%,
    matures in June 1994                     10,944,467      11,402,210

    New York Life Insurance
    Company, interest at 9.05%,
    matures in June 1993                              -       4,038,219

                                                1993            1992
                                              ---------      ---------
    Continental Assurance
    Company, interest at 4.90%, 50%,
    matures in December 1995 50%
    matures in June 1997                      4,086,907               -

    Protective Life Insurance
    Company, interest at 8.46%,
    matures in June 1995                      6,724,371       6,432,023

    Provident Life and Accident
    Insurance Company,interest at
    5.10%, 50%, matures in July
    1996 50% matures in June 1997             6,150,678               -
                                            -----------      ----------
    Total deposit contracts                  50,241,350      51,825,852

    Fidelity Fixed Income Fund                  934,526               -
                                            -----------      ----------
    Total Fixed Income Fund                 $51,175,876     $51,825,852
                                            -----------      ----------
                                            -----------      ----------

   The Fidelity Magellan Fund is a growth fund and invests in stock of both well-known and lesser-known foreign and domestic companies with above-average growth potential.

   The Fidelity OTC Portfolio is a growth fund and invests primarily in securities traded on the over-the-counter securities market including common stocks, preferred stocks, securities convertible into common stocks and debt securities.

   The Fidelity Balanced Fund is a growth and income fund and invests in investment grade or higher bonds and other high-yielding securities, including common and preferred stocks.

   The   Watkins-Johnson  Stock  Fund  invests  primarily  in  Watkins-Johnson
   Company's common stock.

   The   U.S.   Securities  Fund  invested  in  U.S.  Government  obligations, primarily treasury bills.

   The General Trust Fund invested primarily in corporate stocks and debt securities.

   The   Plan,   as   amended,  allows  all  participants  to  direct   future
   contributions to the funds of their choice daily.

   The Plan obtained its latest determination letter in December 1985, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and was tax-exempt as of December 31, 1993.

2. SIGNIFICANT ACCOUNTING POLICIES

   Cash and cash equivalents are highly liquid investments with a maturity  of
   -------------------------
   three months or less.

   Deposit contracts are stated at cost plus accumulated interest.
   -----------------

   Investments  are  stated at fair value based on quoted market  prices;  the
   -----------
   unrealized difference between cost and market is included in determining Plan net assets.

   Dividend and interest income are recorded on the accrual basis.
   ---------------------

   Administrative expenses incurred on behalf of the Plan are paid by Watkins-
   -----------------------
   Johnson  Company except for trustee fees which are paid by the Plan.   Such
   fees are recorded on the accrual basis.

   Contributions  are  allocated to individual, eligible participants  in  the
   -------------
   ratio that each such participant's regular compensation bears to the aggregate of such regular compensation for all eligible Plan participants for the Plan year.

   Forfeitures  are allocated to individual active participants in  the  ratio
   -----------
   that each such participant's regular compensation bears to the aggregate of such regular compensation for all eligible Plan participants for the Plan year. Total forfeitures were $92,266 and $323,588 for 1993 and 1992, respectively.

3. CHANGE IN INVESTMENT OPTIONS

   In January 1993, the Plan changed administrator and recordkeeper to Fidelity Investments ("Fidelity") from First Interstate Bank. As a result of this change, certain investment options were also changed to allow for investing in Fidelity mutual funds.

4. CHANGE IN ACCOUNTING

   In 1992, the Plan changed its method of accounting for distributions to participants from the accrual basis to the cash basis in accordance with new guidance contained in the May 1, 1993 Audit Guide for Employee Benefit Plans published by the American Institute of Certified Public Accountants. The effect of this accounting change was an increase in net assets as of January 1, 1992 of $1,504,376. This accounting change also results in differences between net assets of the Plan's financial statements and the Plan's Form 5500 as filed with the Internal Revenue Service by the amount of distributions due to participants of $278,159 as of December 31, 1993.

                            WATKINS-JOHNSON COMPANY                          Schedule 1
                        PROFIT SHARING INVESTMENT PLAN

                   ITEM 27a--SUPPLEMENTAL SCHEDULE OF ASSETS
                         HELD FOR INVESTMENT PURPOSES
                            AS OF DECEMBER 31, 1993

      Identity of Issue        Description of Investment      Cost      Fair Value
- - -----------------------------  -------------------------    ----------  -----------
Fidelity Management Trust Co.  Retirement Government        $2,440,515   $2,440,515
                                Money Market

Bankers Trust Company          Fixed Income Fund (Deposit   13,440,245   13,440,245
                                Contracts)

Continental Assurance Company  Fixed Income Fund (Deposit    4,406,787    4,406,787
                                Contracts)

Life Insurance Company of      Fixed Income Fund (Deposit    4,487,895    4,487,895
Virginia                        Contracts)

Metropolitan Life Insurance    Fixed Income Fund (Deposit   10,944,467   10,944,467
Company                         Contracts)

Continental Assurance Company  Fixed Income Fund (Deposit    4,086,907    4,086,907
                                Contracts)

Protective Life Insurance      Fixed Income Fund (Deposit    6,724,371    6,724,371
Company                         Contracts)

Provident Life and Accident    Fixed Income Fund (Deposit    6,150,678    6,150,678
Insurance Company               Contracts)

Fidelity Management Trust Co.  Fixed Income Fund               934,526      934,526

Fidelity Management Trust Co.  Magellan Fund                18,165,197   19,780,727

Fidelity Management Trust Co.  OTC Portfolio                 6,066,206    5,788,756

Fidelity Management Trust Co.  Balanced Fund                16,893,668   17,661,546

Fidelity Management Trust Co.  U.S. Government Reserve         105,079      105,079
                                Pool

Watkins-Johnson Company        Common Stock                  1,165,249    1,403,035
                                                           -----------  -----------
Total Investments                                          $96,011,790  $98,355,534
                                                           -----------  -----------
                                                           -----------  -----------

(1) See Note 1 to the financial statements.

                             WATKINS-JOHNSON COMPANY                          Schedule 2
                        PROFIT SHARING INVESTMENT PLAN

                ITEM 27d-- SCHEDULE OF REPORTABLE TRANSACTIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1993

  (One or a Series of Transactions Exceeding 5% of the Fair Value of the Plan
                     Assets at the Beginning of the Year)

                                                                                               Fair Value
                                                                                               of Asset on
   Identity of Party                                    Purchase        Selling      Cost of   Transaction   Net Gain
        Involved            Description of Asset          Price          Price        Asset        Date      or (Loss)
- - ------------------------ -------------------------      ---------    ------------   ---------   ----------   ---------
Single Transactions: (1)

Pacific American Fund    Master Notes                            -    $10,761,435   $10,761,4   $10,761,435         *
                                                                                           35

First Interstate Bank    Short-Term Investment Fund              -     22,716,231   22,716,23    22,716,231         *
                                                                                            1

Life Insurance Company   Fixed Income Fund (Deposit              -      4,521,044   4,521,044     4,521,004         *
of Virginia              Contract)

Provident Life and       Fixed Income Fund (Deposit     $6,000,000              -   6,000,000     6,000,000         -
Accident Insurance Co.   Contract)


(1) No expenses were incurred with any reportable transaction.

*For each transaction, fair value was equal to cost.

                             WATKINS-JOHNSON COMPANY              Schedule 2 (continued)
                        PROFIT SHARING INVESTMENT PLAN

                ITEM 27d-- SCHEDULE OF REPORTABLE TRANSACTIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1993

  (One or a Series of Transactions Exceeding 5% of the Fair Value of the Plan
                     Assets at the Beginning of the Year)


                                                                                               Fair Value
                                                                                               of Asset on
   Identity of Party                                    Purchase        Selling      Cost of   Transaction   Net Gain
        Involved            Description of Asset          Price          Price        Asset        Date      or (Loss)
- - ------------------------ -------------------------      ---------    ------------   ---------   ----------   ---------
Series of Transactions: (1)

Various (2)                 Fixed Income Fund            $6,637,112             -   $6,637,112    $6,637,112          -
                            (Deposit Contracts)
                            (112 Transactions)

Fidelity Management         Magellan Fund                 8,387,247             -    8,387,247     8,387,247          -
Trust Company               (161 Transactions)

Fidelity Management         Balanced Fund                 8,438,392             -    8,438,392     8,438,392          -
Trust Company               (152 Transactions)

Various (2)                 Fixed Income Fund                     -    $8,020,687            -     8,020,687          *
                            (Deposit Contracts)
                            (70 Transactions)

(1) No expenses were incurred with any reportable transaction.

(2) See Note 1 to the financial statements.

*For each transaction, fair value was equal to cost.

                                       16

                           EXHIBIT 2

                 INDEPENDENT AUDITORS' REPORT



The consent of Deloitte & Touche, independent auditors, follows on page 18.






































                           Exhibit 2
                           Form 11-K

INDEPENDENT AUDITORS' CONSENT



We consent to the incorporation by reference in Registration Statement No. 33-39962 of the Watkins-Johnson Employees' Profit Sharing Investment Plan (the Plan) on Form S-8 of our report dated May 31, 1994, appearing in this Annual Report on Form 11-K of the Plan for the year ended December 31, 1993.




Deloitte & Touche
June 22, 1994















                                18